British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Yukon Securities Commission

Dear Sirs

Re: Notice of Change of Auditors of Tournigan Gold Corporation

We have read the Notice of Change of Auditors (the "Notice") dated May 8, 2007 and are in agreement with the statements contained in such Notice.

Yours very truly

Chartered Accountants

Vancouver, Canada
May 10, 2007